Q2 2020 NEWS RELEASE

All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted.

Pan American Silver reports cash flow from operations of $62.8 million in Q2 2020 and updates 2020 guidance
Vancouver, B.C. - August 5, 2020 - Pan American Silver Corp. (NASDAQ: PAAS) (TSX: PAAS) ("Pan American" or the "Company") today reported unaudited results for the second quarter ended June 30, 2020 ("Q2 2020"). Pan American's unaudited condensed interim consolidated financial statements and notes ("financial statements"), as well as Pan American’s management's discussion and analysis ("MD&A") for the three and six months ended June 30, 2020, are available on Pan American’s website at panamericansilver.com and on SEDAR at www.sedar.com.
“The global COVID-19 pandemic had a significant impact on Q2 results, with all our Latin American operations placed in care and maintenance mode for periods of time during the quarter. Except for our two polymetallic underground mines in Peru, all operations are now back in production under comprehensive health and safety protocols," said Michael Steinmann, President and Chief Executive Officer. "Our ability to successfully navigate the extraordinary challenges over the first half of this year demonstrates the resilience of our business and the capability and efforts of our team. With the updated guidance for 2020 that we provided today and rising precious metal prices, we are looking forward to strong cash flow generation over the remainder of 2020."
Added Mr. Steinmann: "Despite the challenges, we further improved our financial position during Q2. We had the opportunity to crystallize value through the divestiture of some non-core assets, including portions of certain equity investment interests held within our diversified portfolio. As of June 30, 2020, our cash and short term investment balances increased to approximately $262 million, while the amount drawn on our Credit Facility was reduced to $200 million. In August, we repaid an additional $40 million on our Credit Facility."

Q2 2020 Highlights:
•Revenue was $249.5 million. Strong precious metal prices, with gold and silver averaging $1,708 per ounce and $16.58 per ounce, respectively, helped offset the impact of the COVID-19 related suspensions at our Latin American operations.
•Consolidated silver production of 2.8 million ounces and gold production of 96.6 thousand ounces primarily reflect the COVID-19 related suspensions.
•Net cash generated from operations was $62.8 million, which included $46.5 million of COVID-19 related mine care and maintenance costs. Working capital changes resulted in a $31.3 million source of cash, mainly driven by the draw-down in inventories from continued leaching at the Company's three heap leach operations during the COVID-19 related suspensions.
•Net income of $19.4 million ($0.10 basic income per share) reflects mine operating earnings of $48.4 million, with the impact of COVID-19 related suspensions reducing both revenue and cost of sales. Net income includes $47.5 million of investment income, primarily relating to gains on the sale and fair value measurements of certain equity investments owned by Pan American, offset by $52.2 million of mine care and maintenance costs, the vast majority incurred from the COVID-19 related suspensions.
•Adjusted earnings of $58.4 million ($0.28 basic adjusted earnings per share) excludes $46.5 million of COVID-19 related mine care and maintenance costs.
•Silver Segment Cash Costs and All-in Sustaining Costs ("AISC") were $6.23 and $12.54 per silver ounce sold, respectively. Due to the continuation of leaching activities, Dolores made up a significant portion of production in the quarter and materially benefited Silver segment Cash Costs. Silver Segment AISC reflects investment in critical projects and cost-increasing net realizable value ("NRV") inventory adjustments at Dolores, offset by cost-reducing NRV adjustments at Manantial Espejo.

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Q2 2020 NEWS RELEASE

All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted.

•Gold Segment Cash Costs and AISC were $905 and $1,015 per gold ounce sold, respectively. Gold Segment Cash Costs were negatively impacted by mine sequencing at the La Arena operation, resulting in less ore tonnes at lower grades, and mining lower grade extensions to reserves at Timmins.
•Consolidated AISC, including gold by-product credits from the Gold Segment mines, were $(3.14) per silver ounce sold.
•Based on drilling completed over the six month period ended June 30, 2020, Pan American updated its inferred mineral resource estimate for the La Colorada skarn deposit in Mexico to 100.4 million tonnes, containing an estimated 141.0 million ounces of silver with 4.3 million tonnes of zinc, 1.8 million tonnes of lead and 0.2 million tonnes of copper; see our news release dated August 4, 2020 for further details.
•Through 200,000 metres of drilling from July 2019 to June 2020, we were able to add 22.1 million ounces of silver and 719 thousand ounces of gold to our proven and probable mineral reserves, replacing 76% of silver and 107% of the gold mined for the 12-month period ended June 30, 2020; see our news release dated August 5, 2020 for further details.
•Pan American realized cash proceeds totaling $81.1 million from the divestment of investment interests and non-core assets, primarily related to: the sale of 10.35 million common shares of Maverix Metals Inc. and a subsequent exercise of 8.25 million common share purchase warrants, resulting in a current undiluted interest of approximately 19.9%; the sale of 10.0 million shares in New Pacific Metals Corp., resulting in a current undiluted interest of approximately 9.96%; and, the sale of the Juby and Knight exploration properties in Ontario, Canada.
•Pan American repaid $140.0 million on its four-year, $500.0 million Credit Facility, reducing the amount drawn as at June 30, 2020, to $200.0 million. The $140.0 million repayment is comprised of $80.0 million that was drawn in April 2020 as a precautionary measure in response to COVID-19 and subsequently repaid, and a further repayment of $60.0 million. At June 30, 2020, the Company had cash and short-term investment balances of $261.6 million and working capital of $471.6 million. Total debt was $236.9 million (including $36.9 million of lease liabilities). In August, the Company made an additional repayment on the Credit Facility of $40.0 million.
•The Board of Directors has approved a cash dividend of $0.05 per common share, or approximately $10.5 million in aggregate cash dividends, payable on or about August 27, 2020, to holders of record of Pan American’s common shares as of the close on August 17, 2020. Pan American's dividends are designated as eligible dividends for the purposes of the Income Tax Act (Canada). As is standard practice, the amounts and specific distribution dates of any future dividends will be evaluated and determined by the Board of Directors on an ongoing basis.
•Pan American released its 2019 Sustainability Report in May 2020 and became a signatory of the United Nations Global Compact in July 2020.
Cash Costs, AISC, adjusted earnings, basic adjusted earnings per share, sustaining capital, project capital, working capital, total debt and total available liquidity are not generally accepted accounting principle ("non-GAAP") financial measures. Please refer to the "Alternative Performance (non-GAAP) Measures" section of this news release for further information on these measures.
COVID-19 Impact on Operations
During Q2 2020, Pan American placed its operations in Mexico, Peru, Argentina and Bolivia in care and maintenance for various durations, depending on the government restrictions imposed in those regions in response to COVID-19. Company-wide, Pan American restricted international travel and enabled work-from-home arrangements where practical. The Company's Timmins operation in Canada continued to produce gold at modestly reduced capacity to comply with physical distancing restrictions. Limited production also continued at the Dolores, La Arena and Shahuindo open pit operations during their suspensions from circulation of process

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Q2 2020 NEWS RELEASE

All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted.

solutions on the heap leach pads. The Company incurred $46.5 million in care and maintenance costs in Q2 2020 for the COVID-19 related suspensions.
By the end of Q2 2020, all of Pan American's suspended operations had resumed production; however, its Huaron and Morococha operations in Peru were returned to care and maintenance on July 20, 2020 after several workers at the mines tested positive for the COVID-19 virus. A reduced workforce will conduct care and maintenance activities at those mines until it is determined that normal operations can safely resume.
Pan American coordinated closely with government authorities, local communities and its workforce on the safe restart of operations and the implementation of comprehensive COVID-19 protocols to protect health and safety. These protocols include strict sanitary measures, return-to-work health screenings, and where applicable, testing for the COVID-19 virus, contact tracing and quarantining. For more information on these protocols, see panamericansilver.com. Pan American has been remobilizing the workforce gradually in order to provide greater physical distancing and to allow time to adopt as well as progressively assess and refine the pandemic related operating protocols. Overall, operations are producing modesty below design capacity to accommodate physical distancing restrictions.
Pan American sustained site care, maintenance and monitoring activities and continued the ventilation upgrade projects at La Colorada during the operating suspensions in Q2 2020. Development work on the underground mine at COSE was suspended on March 23, 2020 and resumed on May 4, 2020, and the Company expects to commence processing ore mined from COSE in the third quarter of 2020. The Company achieved 90% completion of the Timmins expansion project in Q2 2020; however, production capacity is expected to continue to be reduced by COVID-19 related restrictions.
We remain concerned about the humanitarian crisis that the COVID-19 pandemic has caused throughout much of Latin America. We are adapting our community outreach programs to best support the communities near our mines during this very difficult time. Our support is currently focused on donating food and sanitation supplies, conducting hygiene and sanitation campaigns, and working with local authorities to assist in delivering education and donations of healthcare equipment and supplies.
We also recognize the additional stress and challenges the COVID-19 pandemic present to our employees. We are introducing programs to support employee mental health and stress management at our operations. In addition, we are communicating with our employees, including those who have been demobilized or working from remote locations, to check on their physical and emotional health.

Second Quarter 2020 Unaudited Results Conference Call and Webcast

Date:	August 6, 2020
Time:	11:00 am ET (8:00 am PT)
Dial-in numbers:	1-800-319-4610 (toll-free in Canada and the U.S.)
+1-604-638-5340 (international participants)
Webcast:	panamericansilver.com
Callers should dial in 5 to 10 minutes prior to the scheduled start time. The live webcast and presentation slides will be available on the Company's website at panamericansilver.com. An archive of the webcast will also be available for three months.

PAN AMERICAN SILVER CORP.	3

Q2 2020 NEWS RELEASE

All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted.

CONSOLIDATED RESULTS

	Three months ended	Twelve months ended
	June 30, 2020	December 31, 2019
Weighted average shares during period (millions)	210.0	201.4
Shares outstanding end of period (millions)	210.1	209.8

	Three months ended June 30,
	2020	2019
FINANCIAL
Revenue	$249,509	$340,494
Mine operating earnings	$48,386	$51,058
Net earnings	$19,412	$18,499
Basic earnings per share(1)	$0.10	$0.09
Adjusted earnings(2)	$58,424	$13,378
Basic adjusted earnings per share(1)	$0.28	$0.06
Net cash generated from operating activities	$62,750	$83,518
Net cash generated from operating activities before changes in working capital(2)	$31,479	$63,378
Sustaining capital expenditures(2)	$23,479	$55,911
Project capital expenditures(2)	$9,836	$13,688
Cash dividend per share	$0.050	$0.035
PRODUCTION
Silver (thousand ounces)	2,791	6,474
Gold (thousand ounces)	96.6	154.6
Zinc (thousand tonnes)	4.3	17.4
Lead (thousand tonnes)	1.7	6.8
Copper (thousand tonnes)	0.3	2.1
CASH COSTS(2) ($/ounce)
Silver Segment	6.23	6.67
Gold Segment	905	696
AISC(2) ($/ounce)
Silver Segment	12.54	10.67
Gold Segment	1,015	977
Consolidated Silver Basis	(3.14)	6.06
AVERAGE REALIZED PRICES(3)
Silver ($/ounce)	16.58	14.90
Gold ($/ounce)	1,708	1,312
Zinc ($/tonne)	1,791	2,783
Lead ($/tonne)	1,643	1,875
Copper ($/tonne)	5,217	6,100
(1)Per share amounts are based on basic weighted average common shares.
(2)Non- GAAP measures: adjusted earnings, basic adjusted earnings per share, and net cash generated from operating activities before changes in working capital are non-GAAP financial measures. Please refer to the "Alternative Performance (non-GAAP) Measures" section of this news release for further information on these measures.
(3)Metal prices stated are inclusive of final settlement adjustments on concentrate sales.

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Q2 2020 NEWS RELEASE

All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted.

INDIVIDUAL MINE OPERATING PERFORMANCE

	Silver Production (ounces ‘000s)		Gold Production (ounces ‘000s)
	Three months ended June 30,		Three months ended June 30,
	2020	2019	2020	2019
Silver Segment:
La Colorada	801	2,045	0.6	1.1
Dolores	915	1,226	17.7	28.5
Huaron	211	948	0.1	0.2
Morococha(1)	47	615	—	0.3
San Vicente(2)	265	940	—	0.1
Manantial Espejo	503	652	3.5	5.4
Gold Segment:
Shahuindo	40	35	26.8	46.8
La Arena	5	6	13.7	28.4
Timmins	4	5	34.2	43.8
Total(3)	2,791	6,474	96.6	154.6
(1)Morococha data represents Pan American 92.3% interest in the mine's production.
(2)San Vicente data represents Pan American 95.0% interest in the mine's production.
(3)Totals may not add due to rounding.

	Cash Costs(1) ($ per ounce)		AISC(1) ($ per ounce)
	Three months ended June 30,		Three months ended June 30,
	2020	2019	2020	2019
La Colorada	7.13	2.82	12.56	5.07
Dolores	2.23	6.87	12.95	22.30
Huaron	3.93	1.64	6.61	4.45
Morococha	12.90	3.69	17.42	10.47
San Vicente	2.61	10.18	4.52	10.60
Manantial Espejo	16.24	18.35	16.54	14.01
Silver Segment Consolidated(2)	6.23	6.67	12.54	10.67
Shahuindo	632	546	747	719
La Arena	1,082	652	1,259	1,441
Timmins(3)	1,092	875	1,171	937
Gold Segment Consolidated(2)(3)	905	696	1,015	977
Consolidated metrics per silver ounce sold(3)(4):
All Operations			(3.14)	6.06
Consolidated AISC before NRV inventory adjustments			(3.62)	6.40
(1)Cash Costs and AISC are non-GAAP measures. Please refer to the section “Alternative Performance (Non-GAAP) Measures” of the MD&A for the three months ended June 30, 2020 for a detailed description of these measures and where appropriate a reconciliation of the measure to the Q2 2020 financial statements.
(2)Silver segment Cash Costs and AISC are calculated net of credits for realized revenues from all metals other than silver and are calculated per ounce of silver sold. Gold segment Cash Costs and AISC are calculated net of credits for realized silver revenues and are calculated per ounce of gold sold. Consolidated AISC is based on total silver ounces sold and are net of by-product credits from all metals other than silver.
(3)2019 Timmins, Gold Segment, and Consolidated AISC were adjusted to reflect amounts recast, and presented, for the three months ended June 30, 2019 as if Timmins had not been classified as held for sale.

PAN AMERICAN SILVER CORP.	5

Q2 2020 NEWS RELEASE

All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted.

(4)Consolidated silver basis total is calculated per silver ounce sold with total gold revenues included within by-product credits. G&A costs are included in the consolidated AISC, but not allocated in calculating AISC for each operation.

2020 GUIDANCE
On May 6, 2020, the Company withdrew its 2020 annual production, Cash Costs, AISC and capital expenditure forecasts, as provided in the 2019 annual MD&A dated March 12, 2020 (the "Original 2020 Guidance"). The decision to withdraw the Original 2020 Guidance was based on the uncertainties regarding the impact of the COVID-19 pandemic on our operations.
The Company has revised its annual production, Cash Costs, AISC and capital expenditure forecasts for 2020 (the "Revised 2020 Guidance"), which is provided below. The estimates comprising the Revised 2020 Guidance are forward-looking statements and information that are subject to the cautionary note associated with forward-looking statements and information at the end of this news release.
Annual production, Cash Costs and AISC Guidance

	Silver Production (million ounces)	Gold Production (thousand ounces)	Cash Costs ($ per ounce)	AISC ($ per ounce)(1)
Silver Segment:
La Colorada	6.40 - 7.20	4.0	6.20 - 7.00	9.50 - 10.50
Dolores	4.00 - 4.80	99.0 - 104.0	(5.60) - (3.90)	3.90 - 7.40
Huaron	2.00 - 2.20	1.0	8.20 - 9.10	11.80 - 12.80
Morococha (92.3%)(2)	1.20 - 1.40	1.0	11.00 - 12.30	16.80 - 18.40
San Vicente (95.0%)(3)	2.20 - 2.60	—	14.30 - 16.20	16.10 - 18.20
Manantial Espejo, COSE, and Joaquin	3.00 - 3.50	24.0 - 27.0	13.80 - 15.90	15.30 - 17.70
Total (4,5)	18.80 - 21.70	130.0 - 138.0	6.20 - 7.70	10.50 - 12.50
Gold Segment:
Shahuindo	0.20 - 0.30	147.0 - 164.0	590 - 660	860 - 960
La Arena	—	103.0 - 114.0	760 - 860	1,140 - 1,260
Timmins	—	145.0 - 159.0	1,030 - 1,060	1,175 - 1,240
Total (4,5)	0.20 - 0.30	395.0 - 437.0	800 - 860	1,050 - 1,125
Total Production (5)	19.00 - 22.00	525.0 - 575.0
Consolidated Silver Basis (4)			n/a (6)	(3.00) - 0.75
(1)Cash Costs and AISC are non-GAAP measures. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of the MD&A for the three months ended June 30, 2020 for further information on these measures. The Cash Costs and AISC forecasts assume realized prices and exchange rates for the six month period ended June 30, 2020 and the following price and exchange rate assumptions for the period July 1, 2020 to December 31, 2020: metal prices of $18.25/oz for silver, $1,850/oz for gold, $2,050/tonne ($0.93/lb) for zinc, $1,775/tonne ($0.81/lb) for lead, and $6,150/tonne ($2.79/lb) for copper; and for the period July 1, 2020 to December 31, 2020, average exchange rates relative to 1 USD of 22.50 for the Mexican peso ("MXN"), 3.50 for the Peruvian sol ("PEN"), 77.53 for the Argentine peso ("ARS"), 6.91 for the Bolivian boliviano ("BOB"), and $1.35 for the Canadian dollar ("CAD").
(2)Morococha data represents Pan American’s 92.3% interest in the mine's production.
(3)San Vicente data represents Pan American’s 95.0% interest in the mine's production.
(4)As shown in the detailed quantification of consolidated AISC, included in the “Alternative Performance (Non-GAAP) Measures” section of the MD&A for the three months ended June 30, 2020, corporate general and administrative costs, and exploration and project development expenses are included in Consolidated Silver Basis AISC, but are not allocated in calculating AISC for the Silver and Gold Segments.
(5)Totals may not add due to rounding.
(6)Pan American does not provide guidance for Cash Costs on a Consolidated Silver Basis, as AISC guidance better reflects costs on a Consolidated Silver Basis.

Consolidated Base Metal Production
(tonnes '000s)
Zinc	40.0 - 43.0
Lead	17.0 - 18.0
Copper	4.3 - 4.9

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Q2 2020 NEWS RELEASE

All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted.

Capital Expenditure Guidance

2020 Capital Investment ($ millions)
La Colorada	19.0 - 19.5
Dolores	42.0 - 42.5
Huaron	5.5 - 6.0
Morococha	5.5 - 6.0
San Vicente	3.5 - 4.0
Manantial Espejo, COSE, and Joaquin	3.0
Shahuindo	44.5 - 45.5
La Arena	40.0 - 41.0
Timmins	23.0 - 24.0
Sustaining Capital Total	185.0 - 189.0
La Colorada skarn project	13.5 - 14.0
Timmins expansion	4.0 - 4.5
Other	7.5
Project Capital	25.0 - 26.0
Total Capital	210.0 - 215.0

About Pan American Silver
Pan American owns and operates silver and gold mines located in Mexico, Peru, Canada, Argentina and Bolivia. We also own the Escobal mine in Guatemala that is currently not operating. As the world's second largest primary silver producer with the largest silver reserve base globally, we provide enhanced exposure to silver in addition to a diversified portfolio of gold producing assets. Pan American has a 26-year history of operating in Latin America, earning an industry-leading reputation for corporate social responsibility, operational excellence and prudent financial management. We are headquartered in Vancouver, B.C. and our shares trade on NASDAQ and the Toronto Stock Exchange under the symbol "PAAS".
Learn more at panamericansilver.com.
For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com

Technical Information
Scientific and technical information contained in this news release have been reviewed and approved by Martin Wafforn, P.Eng., Senior Vice President Technical Services and Processing Optimization, and Christopher Emerson, FAusIMM, Vice President Business Development and Geology, each of whom are Qualified Persons, as the term is defined in Canadian National Instrument 43-101 - Standards of Disclosure of Mineral Projects.

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Q2 2020 NEWS RELEASE

All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted.

For additional information about Pan American's material mineral properties, please refer to Pan American’s Annual Information Form dated March 12, 2020, filed at www.sedar.com, or Pan American's most recent  Form 40-F furnished to the SEC.

Alternative Performance (Non-GAAP) Measures
In this news release, we refer to measures that are not generally accepted accounting principle ("non-GAAP") financial measures. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning as prescribed by IFRS as an indicator of performance, and may differ from methods used by other companies with similar descriptions. These non-GAAP financial measures include:
•Cash Costs. The Company's method of calculating cash costs may differ from the methods used by other entities and, accordingly, the Company's Cash Costs may not be comparable to similarly titled measures used by other entities. Investors are cautioned that Cash Costs should not be construed as an alternative to production costs, depreciation and amortization, and royalties determined in accordance with IFRS as an indicator of performance.
•Adjusted earnings and basic adjusted earnings per share. The Company believes that these measures better reflect normalized earnings as they eliminate items that in management's judgment are subject to volatility as a result of factors, which are unrelated to operations in the period, and/or relate to items that will settle in future periods.
•All-in Sustaining Costs per silver or gold ounce sold, net of by-product credits ("AISC"). The Company has adopted AISC as a measure of its consolidated operating performance and its ability to generate cash from all operations collectively, and the Company believes it is a more comprehensive measure of the cost of operating our consolidated business than traditional cash costs per payable ounce, as it includes the cost of replacing ounces through exploration, the cost of ongoing capital investments (sustaining capital), general and administrative expenses, as well as other items that affect the Company's consolidated earnings and cash flow.
•Total debt is calculated as the total current and non-current portions of: long-term debt, finance lease liabilities and loans payable. Total debt does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. The Company and certain investors use this information to evaluate the financial debt leverage of the Company.
•Working capital is calculated as current assets less current liabilities. Working capital does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. The Company and certain investors use this information to evaluate whether the Company is able to meet its current obligations using its current assets.
•Total available liquidity is calculated as the sum of Cash and cash equivalents, Short-term Investments, and the amount available on the Credit Facility. Total available liquidity does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. The Company and certain investors use this information to evaluate the liquid assets available to the Company.
Readers should refer to the "Alternative Performance (non-GAAP) Measures" section of the Company’s Management's Discussion and Analysis for the period ended December 31, 2019, for a more detailed discussion of these and other non-GAAP measures and their calculation.

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Q2 2020 NEWS RELEASE

All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted.

Cautionary Note Regarding Forward-Looking Statements and Information
Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things: future financial or operational performance, including our estimated production of silver, gold and other metals in 2020, our estimated Cash Costs, AISC and capital expenditures in 2020 and future operating margins and cash flow; the effect of any reductions or suspensions in our operations relating to the COVID-19 pandemic may have on our financial and operational results; the ability of Pan American to continue with its operations, or to successfully maintain our other operations on care and maintenance, or to restart or ramp-up these operations efficiently or economically, or at all; the timing to commence processing of ore mined from COSE; whether Pan American is able to maintain a strong financial condition and have sufficient capital, or have access to capital through our credit facility or otherwise, to sustain our business and operations; the presence and impact of COVID-19 on our workforce, suppliers and other essential resources and what effect those impacts, if they occur, would have on our business; the ability of the Company to successfully complete any capital projects, the expected economic or operational results derived from those projects, and the impacts of any such projects on the Company; the approval or the amount of any future cash dividends; the future results of exploration activities, including with respect to the skarn exploration program at La Colorada; and our portfolio growth profile.
These forward-looking statements and information reflect the Company's current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include: the world-wide economic and social impact of COVID-19 is managed and the duration and extent of the COVID-19 pandemic is minimized or not long-term; successful restart or ramp-up of our suspended operations efficiently or economically; continuation of our operations at Timmins West and Bell Creek; tonnage of ore to be mined and processed; ore grades and recoveries; prices for silver, gold and base metals remaining as estimated; currency exchange rates remaining as estimated; capital, decommissioning and reclamation estimates; our mineral reserve and resource estimates and the assumptions upon which they are based; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions at any of our operations; no unplanned delays or interruptions in scheduled production; all necessary permits, licenses and regulatory approvals for our operations are received in a timely manner; our ability to secure and maintain title and ownership to properties and the surface rights necessary for our operations; and our ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.
The Company cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the duration and effects of COVID-19, and any other pandemics on our operations and workforce, and the effects on global economies and society; fluctuations in silver, gold and base metal prices; fluctuations in prices for energy inputs, labour, materials, supplies and services (including transportation); fluctuations in currency markets (such as the PEN, MXN, ARS, BOB, GTQ and CAD versus the USD); operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and indigenous populations; our ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; changes in laws, regulations and government practices in the jurisdictions where we operate, including

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Q2 2020 NEWS RELEASE

All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted.

environmental, export and import laws and regulations; changes in national and local government, legislation, taxation, controls or regulations and political, legal or economic developments in Canada, the United States, Mexico, Peru, Argentina, Bolivia, Guatemala or other countries where the Company may carry on business, including legal restrictions relating to mining, including in Chubut, Argentina, risks relating to expropriation, and risks relating to the constitutional court-mandated ILO 169 consultation process in Guatemala; risks of liability relating to our past sale of the Quiruvilca mine in Peru; diminishing quantities or grades of mineral reserves as properties are mined; increased competition in the mining industry for equipment and qualified personnel; and those factors identified under the caption "Risks Related to Pan American's Business" in the Company's most recent form 40-F and Annual Information Form filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Investors are cautioned against undue reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand management's current views of our near and longer term prospects and may not be appropriate for other purposes. The Company does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.
Cautionary Note to US Investors Regarding References to Mineral Reserves and Mineral Resources
This news release has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all mineral reserve and mineral resource estimates included in this news release have been disclosed in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (‘‘NI 43-101’’) and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.
Canadian public disclosure standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and information concerning mineralization, deposits, mineral reserve and mineral resource information contained or referred to herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, this news release uses the term ‘‘inferred mineral resources’’. U.S. investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. The requirements of NI 43-101 for identification of ‘‘reserves’’ are not the same as those of the SEC, and mineral reserves reported by Pan American in compliance with NI 43-101 may not qualify as ‘‘reserves’’ under SEC standards. Under U.S. standards, mineralization may not be classified as a ‘‘reserve’’ unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that any part of a “measured resource” or “indicated resource” will ever be converted into a “reserve”. U.S. investors should also understand that “inferred resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of “inferred resources” exist, are economically or legally mineable or will ever be upgraded to a higher category. Under Canadian securities laws, estimated “inferred resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian securities laws. However, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade, without reference to unit measures. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

PAN AMERICAN SILVER CORP.	10